



14041988

SECURI............................ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50898

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2013 AND ENDING September 30, 2014
<u>MM/DD/YY</u>   <u>MM/DD/YY</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vFinance Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 400
<u>(No. and Street)</u>

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Levin   561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
<u>(Name – *if individual, state last, first, middle name*)</u>

750 Third Ave	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Alan B. Levin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vFinance Investments, Inc. _____, as of November 26 _____, 20 14 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JOHANNA WALLENGREN
Notary Public - State of Florida
My Comm. Expires Jun 18, 2016
Commission # EE 203846

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

vFinance Investments, Inc.
(a wholly owned subsidiary of
National Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition and Notes

Year ended September 30, 2014

Contents


ACCOUNTANTS & ADVISORS


EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. (the "Company") as of September 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of vFinance Investments, Inc. as of September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
November 26, 2014

vFinance Investments, Inc.

Statement of Financial Condition
September 30, 2014

ASSETS

Cash	$2,819,619
Cash deposits with clearing organizations	704,462
Receivables from broker dealers and clearing organizations	100,540
Securities owned, at fair value	900,072
Due from affiliate	16,287
Furniture and equipment, net	18,340
Prepaid and other assets	83,367
TOTAL ASSETS	**$4,642,687**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Securities sold, but not yet purchased, at fair value	$55,014
Accrued commissions and payroll	642,779
Accounts payable and other accrued expenses	275,969
Payable to broker dealers and clearing organizations	12,500
Deferred clearing credit	40,716
Deferred taxes	28,407
Due to parent	121,834
Total Liabilities	**1,177,219**

Shareholder's Equity

Common stock $0.01 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in-capital	2,596,387
Retained earnings	869,071
Total Shareholder's Equity	**3,465,468**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$4,642,687**

vFinance Investments, Inc.

Notes to Statement of Financial Condition
September 30, 2014

NOTE A - DESCRIPTION OF BUSINESS

vFinance Investments, Inc. ("the Company"), an indirect wholly owned subsidiary of National Holdings Corporation ("Parent"), is a broker dealer licensed to conduct activities in all 50 states, Washington DC and Puerto Rico. The Company has corporate offices in New York, New Jersey and Florida. The Company's core business activity is making markets in micro-cap, small cap, NASDAQ and NYSE Listed stocks. The Company also trades in United States Treasury securities and investment grade municipal securities. The Company does not require collateral from its customers. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors. Revenues are not concentrated in any particular region of the country or with any individual or group.

The Company is subject to regulation by, among others, the Securities and Exchange Commission, Financial Industry Regulatory Authority, the Commodity Futures Trading Commission and the National Futures Association.

The Company does not hold customer funds or securities. The Company currently utilizes three clearing firms to clear its transactions, National Financial Services, LLC ("NFS"), Industrial and Commercial Bank of China Financial Services, LLC, and Rosenthal Collins Clearing.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Such estimates include accruals for contingencies (See Note E).

[2] Deferred clearing credit

Deferred clearing credit represents a clearing fee rebate from NFS, which is being recognized pro rata as a reduction of clearing charges over the term of the clearing agreement.

NOTE C - SECURITIES

Securities owned and securities sold, but not yet purchased are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

vFinance Investments, Inc.

Notes to Statement of Financial Condition
September 30, 2014

NOTE C – SECURITIES - CONTINUED

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

Securities are classified as follows:

Securities Owned:	Fair Value	Level 1	Level 2	Level 3
Common stock	$198,478	$198,478	$ -	$ -
Restricted common stock and warrants	5,913	-	5,913	
Municipal bonds	695,681	695,681	-	-
Total	$900,072	$ 894,159	$ 5,913	$ -

Securities Sold, But Not Yet Purchased:	Fair Value	Level 1	Level 2	Level 3
Common stock	$55,014	$55,014	$ -	$ -
	$55,014	$55,014	$ -	$ -

Certain positions in common stock and warrants were received as compensation for investment banking services in prior years when the Company was engaged in such business. Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return. The common stock positions are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

Debt securities are valued based on recently executed transactions, market price quotations, and pricing models that factor in, as applicable, interest and bond default risk spreads.

vFinance Investments, Inc.

Notes to Statement of Financial Condition
September 30, 2014

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of $3,242,156 which was $2,242,156 in excess of its required net capital of $1,000,000.

The Company's percentage of aggregate indebtedness to net capital was 73.2%.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2) (ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

NOTE E - CONTINGENCIES

FINRA Arbitrations

The Company is a defendant in arbitrations, which are routine and incidental to our business, alleging specified damages of approximately $1,252,000. The Company intends to vigorously defend itself in these actions, and based on discussions with counsel believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time. Losses of $25,000 related to such matters that are probable and reasonably estimable have been accrued at September 30, 2014.

Civil Action

Plaintiff Valentin R. Gonzalez ("Gonzalez") commenced a civil action (during May 2012) on behalf of himself and all others similarly situated against the Company. The Complaint alleged the Company violated the Fair Labor Standards Act ("FLSA") in that Gonzalez and other affiliated stockbrokers were employees and should be entitled to be paid the federal minimum wage for all hours worked and at least one-and-one-half times their regular rates for work in excess of forty (40) hours per workweek. The Company settled this case in February 2014 for an amount which was not material.

NOTE F - INCOME TAXES

The Company is included in consolidated federal and certain combined state income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, will be paid to its Parent or reduce the amounts due from its Parent.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes payable at September 30, 2014 amounts to $28,407 which relates to unrealized gains on securities owned.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of September 30, 2014.

Tax years ended after September 30, 2009 remain open to examination for most taxing authorities.

vFinance Investments, Inc.

Notes to Statement of Financial Condition
September 30, 2014

NOTE G - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At September 30, 2014, there were no amounts to be indemnified to the clearing brokers.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk such as securities sold, but not yet purchased. At September 30, 2014, the Company sold securities that they do not own and would therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the statement of financial condition at the market value of the related securities and the Company will incur a loss if the market value of the securities increases subsequent to September 30, 2014.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE H - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement in July 2011 with its Parent, National Holdings Corporation ("NHLD"), whereby NHLD provides the Company with space in the office located in Boca Raton, Fl., certain insurance coverage such as errors and omissions, health, dental, life, disability and vision, as well as flexible spending account processing and printing services.

The Company entered into a service agreement in January 2013 with its affiliate, National Securities Corporation ("NSC"), a wholly owned subsidiary of the Company's Parent, whereby NSC provides the Company with certain services including accounting, general compliance, registrations, supervision, information technology, human resources and corporate administrative support services.

In January 2013, the Company entered into another service agreement with NSC, whereby the Company provides NSC with certain services including trading compliance, operations and trading support.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 26, 2014, which is the date the financial statements were available to be issued, and has concluded that no such events or transactions took place which would require disclosure herein.